

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

Re: SFX Entertainment, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 1, 2013
File No. 333-189564

Dear Mr. Sillerman:

We have reviewed your responses to the comments in our letter dated September 30, 2013 and have the following additional comment.

Dilution, page 53

1. We note your response to our prior comment 6; however, it appears that the amount representing total consideration paid by existing shareholders is still incorrect as it includes amounts related to noncash compensation expense and the issuance of warrants which do not represent consideration paid by existing shareholders. Please revise your presentation accordingly.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Aron Izower, Esq.
        Reed Smith LLP